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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

October 9, 2003	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest,
Bureau 1200,
Montréal, Québec H3B 4Y8,
(514) 392-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: October 9, 2003	[Signed: Robert Bouchard]

	Name:	Robert Bouchard
	Title:	Executive Vice-President and Chief
Operating Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE

■	BCI SUBSIDIARY CANBRAS COMMUNICATIONS CORP. SIGNS AGREEMENTS FOR THE SALE OF ALL ITS BROADBAND COMMUNICATIONS OPERATIONS IN BRAZIL

■	BCI TO VOTE IN FAVOUR OF TRANSACTIONS, SUBJECT TO COURT APPROVAL

MONTREAL (CANADA) October 8, 2003 – Bell Canada International Inc. ("BCI") today announced that its subsidiary, Canbras Communications Corp. (“Canbras”) has entered into definitive agreements for the sale of all of its broadband communications operations in Brazil. These transactions include an agreement with Horizon Cablevision do Brasil S.A. (“Horizon”) under which Canbras has agreed to sell to Horizon all of the equity capital of the subsidiary though which Canbras holds substantially all of its interests in its broadband subsidiaries operating in the Greater Sao Paulo area, including all of its interest in its core subsidiary Canbras TVA Cabo Ltda. Total gross proceeds to Canbras from the sale to Horizon are $32.6 million, of which $22.2 million will be paid in cash on closing of the transaction and $10.4 million will be paid in the form of a one year note bearing interest at 10% per year. The amount of the note is subject to reduction in the event indemnification obligations of Canbras arise under the terms of its agreement with Horizon. In related transactions, Canbras has agreed to sell to Cia. Tecnica de Engenharia Eletrica (“Alusa”) its cable television subsidiaries operating in Parana State, in consideration for the assumption of all liabilities of such subsidiaries by Alusa. The closing of these transactions, which will take place concurrently, is expected in the fourth quarter of 2003.

Canbras’ sale transactions are subject to a number of conditions, including the obtaining of all required regulatory approvals in Brazil and other third-party approvals. The transactions are also subject to the approval of the shareholders of Canbras. In connection with such shareholder approval, BCI has undertaken to enter into a voting agreement (the “Voting Agreement”) with Horizon pursuant to which BCI will vote all Canbras shares owned or controlled by it in favour of the Horizon sale transaction, subject to approval of the Voting Agreement by the Ontario Superior Court of Justice (the “Court”) pursuant to BCI’s Plan of Arrangement.

Canbras has agreed with Horizon to call and hold a special meeting of Canbras shareholders within 60 days after BCI has obtained Court approval of the Voting Agreement. At the special meeting, Canbras will seek shareholder approval, by “special resolution” (passed by a majority of not less than two-thirds of the votes cast by shareholders voting at the meeting), for the sale transactions, which constitute a sale of all or substantially all of the assets of Canbras. At the special meeting, Canbras will also be seeking shareholder approval, by special resolution, for its winding up and dissolution following the final distribution by Canbras of the net proceeds of the sale transactions to the Canbras shareholders.

Canbras anticipates being able to distribute a portion of the net cash proceeds to its shareholders, including BCI, as promptly as practicable following the closing of the transactions, and that a final distribution of net proceeds will be made by Canbras to its shareholders in one or more instalments following its receipt of the balance of the purchase price payable by Horizon under the one-year promissory note and the satisfaction of all of its liabilities.

BCI owns a 75.6% interest in Canbras and controls 76.6% of the outstanding Canbras shares. The carrying value of BCI’s investment in Canbras at June 30, 2003 was $15 million. BCI expects to receive its proportionate share of the net proceeds to be distributed by Canbras, currently estimated to be approximately $21 million assuming the full repayment of the one year note.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI’s intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca